SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Press release

Paris, March 17, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS) announces the closure of its United States displays manufacturing activities in Marion, Indiana and Circleville, Ohio. This action, the possibility of which was taken into account in Thomson 2004 profit and 2004-2006 cash flow targets given on February 11th, 2004(1) would lead to an estimated restructuring charge of approximately 150 million euros, of which approximately 125 million euros in 2004.

(1) On February 11th, 2004, Thomson set targets for a 2004 growth of 40% in earnings before financial charges, tax and amortization and a cumulative free cash flow of 1.2 to 1.5 billion euros over the next three years. These objectives include possible restructuring actions.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Press release

Paris, March 23, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS) announced today the signing of an initial three-year agreement in optical components with Foxconn, a world leader in the manufacture of high precision parts, connectors and cable assemblies for personal computers and electronic consumer goods. This agreement, consolidating the Foxconn and Thomson needs for optical components, will generate significant scale benefits allowing to secure the profitable future for Thomson’s optical components business.

Under the terms of this agreement, Foxconn will acquire Thomson’s optical pick-up (OPU) manufacturing facilities in Nantou and Longhua, China, valued at its current value of approximately 47 million euros and existing employees will become Foxconn employees.

Going forward, Thomson Optical Systems will strengthen its activities on marketing and sales and R&D for optical products.

The agreement is expected to be finalized by the end of April 2004, subject to regulatory and similar approvals.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Press release

Thomson’s Investor Day

Paris, March 24th, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS) holds its Investor Day today, March 24th, 2004. Charles Dehelly, CEO of Thomson, together with Thomson’s management team will review the progress achieved to enhance the Group’s leading position as a provider of technology and service solutions for integrated entertainment and media companies, whilst presenting the path to deliver Thomson’s 2007 ambitions outlined on February 11th, 2004.

The day will focus on Thomson’s growth plans in 2 of its 3 divisions — Digital Content Solutions and Video Network Solutions —built around a number of divisional and transversal themes including 3 group-wide initiatives:

•	faster growth with integrated media groups;

•	increased presence in the fast growing Chinese market;

•	additional investment in research and development to boost innovation.

Thomson will also provide a number of new comments on its businesses, as summarized bellow:

Concerning its 3rd division — Industry and Consumers Solutions:

•	presentations will provide an update on the good progress made towards the creation of TCL-Thomson Electronics, confirming the original timetable and terms, and noting US anti-trust approval has been received.

•	following the US tubes restructuring announced last week, and the agreement with Foxconn concerning optical components announced yesterday, Thomson will confirm it has fulfilled the strategic aspects of Thomson’s objective to drive its Components activity to break-even in 2004.

•	Thomson will also set out two financial targets for its Components activity over the period 2004-2007, namely:

•	a profitable business going forward, with tubes at least break-even over the period 2004-2007;

•	the tubes activity operating as a stand-alone business financially generating sufficient cash to cover its future planned and potential financial needs for 2005-2007.

•	the Group remains focus on the operating performance of the tubes activity in 2004. Thereafter, its financial stability will enable Thomson to consider the longer-term strategy for the tubes business, where options will be assessed, including with other OEMs or for vertical integration with its clients.

The Group expects restructuring charges to fall sharply over the period 2004-2007, first to a potential of around 2% of revenue in 2005 to 0.5% or less in 2007. This will enable the Group to continue to drive strong growth in earnings after restructuring, before financial charges, tax and amortization (EBITA) in future years, after the 40% rise in EBITA targeted in the Group’s guidance for 2004. Although no restructuring decisions have been taken, the bulk of the above charge would complete, if necessary, the repositioning of the Group’s tubes business.

Taking into account the above, Thomson can reaffirm its objectives for 2004-2007:

•	cumulative free cash flow of 1.2 to 1.5 billion euros over the next three years

•	sales at 10 billion euros in 2007.

The Group will also comment briefly on trading in the first quarter. The year has started on a positive tone and first quarter constant currency sales growth is accordingly seen growing, at 2 to 3%. Taken with the roll-out of new business initiatives for the year, this outcome would support the Group’s objective, as set out on February 11th, of a 4% growth in sales at constant currency rates for the full year 2004.

The group’s first quarter revenues, together with a first half outlook statement, will be published on 14 April, 2004.

The presentations will be available on the company’s website (www.thomson.net).

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

###

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26th, 2004

THOMSON S.A.

By:	/s/ Julian Waldron

Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer